Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company” or “RWB”)

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

August 31, 2020

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewsWire and posted to the Issuer’s disclosure hall with the CSE on September 2, 2020.

Item 4Summary of Material Change

The Company announced that it entered into a definitive, arms-length agreement with Platinum Vape LLC (“Platinum Vape”). Under the terms of the definitive agreement, a subsidiary of the Company will acquire all of the issued and outstanding equity interests of Platinum Vape in a cash and stock transaction valued at up to US$35 million, which will be comprised of US$7 million in cash payable at closing, a further US$13 million in cash payable 120 days after closing and a US$15 million convertible promissory note payable on the third anniversary of closing (which may be converted into Company stock only after 12 months). Additional consideration of up to US$25 million, payable either as cash or stock in the Company, may be paid to Platinum Vape securityholders if certain revenue targets and EBIT metrics are achieved by Platinum Vape in 2020 and 2021. The transaction is expected to close in approximately 15 days, subject to the satisfaction of customary closing conditions. A finder’s fee will be payable on the transaction.

Item 5Full Description of Material Change

5.1Full Description of Material Change

See the attached news release.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Theo van der Linde, Chief Financial Officer
Phone:  604‐687‐2038

Item 9Date of Report

September, 2020